UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Letter Confirming Mailing of Amended Management’s Discussion & Analysis of Financial Condition and Results of Operations for the fifteen month period ended December 31, 2003 to Non-Registered Shareholders

2	Angiotech Pharmaceuticals, Inc. announced that it has completed the enrollment of its pivotal vascular wrap study and exceeded its target of total patient entry.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

June 29, 2004

By:              /s/ David M. Hall

Name:

     David M. Hall

Title:

     CFO

Exhibit 1

Tuesday, June 29, 2004

To: All applicable Commissions and Exchanges

Dear Sirs and Mesdames:

Re:  Confirmation of Mailing

I, Ian Harper, Director, Investor Relations, hereby confirm that on June 25, 2004, the following materials were sent by courier to ADP - Canada and ADP – US for the non-registered shareholders of Angiotech Pharmaceuticals, Inc. (“Angiotech”).

A.

Letter to shareholders of Angiotech dated June 24, 2004; and

B.

Amended Management’s Discussion & Analysis of Financial Condition and Results of Operations for the fifteen month period ended December 31, 2003.

Sincerely,

ANGIOTECH PHARMACEUTICALS, INC.

/s/ Ian Harper

Ian Harper

Director, Investor Relations

Exhibit 2

FOR IMMEDIATE RELEASE
NEWS RELEASE
Monday June 28, 2004

ANGIOTECH COMPLETES ENROLLMENT OF ITS PIVOTAL

VASCULAR WRAP STUDY

VANCOUVER, June 28, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), today announced that it has completed the enrollment of its pivotal vascular wrap study and exceeded its target of total patient entry.

On June 9, 2004, Angiotech announced the expansion of its original European safety study into a pivotal trial.  The briskness in enrollment has led to an additional 28 patients beyond the original target of 80, bringing the total to 108 patients.

Patients suffering from poor blood flow to the legs often have surgery to “bypass” the plaque that obstructs the artery.  Typically a vein, artery or synthetic graft is sewn into the blocked artery in front of, and just beyond the obstruction, allowing blood flow to circumvent the diseased area.  Unfortunately, the sites where the graft is attached to the artery (called the “anastomosis”) are subject to scarring and narrowing (“stenosis”), leading once again to compromised blood flow causing pain, disability or even loss of the limb.

Angiotech has developed a novel treatment solution to prevent the obstructing scar from forming at the site of the bypass connection.  Based on the same technology and drug platform as the TAXUS™ coronary stent, the most widely used interventional treatment of heart disease in the United States; the procedure involves placing an implant containing paclitaxel around the bypass delivering the drug to prevent scar formation.

“The paclitaxel coated coronary stent has now treated thousands of patients around the world and has consistently generated impressive results in the hands of the cardiologists. The safety and performance of this technology has made the TAXUS paclitaxel-eluting stent the market leader,” said William Hunter, MD, President and CEO of Angiotech.  “The dramatic ramp in enrollment we experienced in our trial has been a result of the vascular surgeons’ desire to bring the same proven paclitaxel solution to their patients with peripheral vascular disease.”

The present study involves the placement of paclitaxel wraps around the distal anastomosis (i.e., the anastomosis downstream from blockage or the one farthest down the leg) in patients needing implantation of a synthetic (plastic) bypass graft.  Grafts fail up to 70 percent of the time within two years of bypass surgery due to stenosis and clot formation, especially when blood flow obstructions below the knee are treated with synthetic bypass grafts. Overall, peripheral vascular disease (PVD) is a common problem in the United States with over eight million Americans suffering from poor blood flow to the legs.

Patients receiving a peripheral arterial bypass using a synthetic graft are randomized to receive a drug-loaded wrap or no wrap (the present standard of care).  Patients will be examined at regular intervals for up to two years with ultrasound to measure blood flow at the bypass sites. An independent contract research organization is conducting the study and clinical results are expected to be available in late 2005.  Should the expanded trial results be favorable, the data will be used to support the submission of a CE Mark filing (European commercial approval).

Pending results of the current study, the drug-loaded wrap could be developed for additional uses in broader applications where no real clinical solutions exist today.  Examples include: above- and below-the-knee bypass surgery using vein, coronary bypass grafting and aterio-venous fistulas; the lifeline for dialysis patients.  Worldwide incidence of these types of vascular surgery interventions exceeds 1.5 million procedures annually.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

TAXUS™ is a trademark of Boston Scientific Corp.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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